Exhibit 99.4

ALLIED GOLD LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE QUARTER AND TWELVE MONTHS ENDED JUNE 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis (“MD&A”) of Allied Gold Limited (“Allied Gold” or the “Company”) is dated August 29, 2010 and provides an analysis of the Company’s performance and financial condition for the three months ended June 30, 2010 (the “Quarter”) and for the year ended June 30, 2010 (the “Year”). This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2010 together with the auditors’ report thereon and the notes thereto. These documents, along with others published by the Company are available under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The consolidated financial statements of Allied Gold and the financial information contained in this MD&A was prepared in accordance with Australian equivalents to International Financial Reporting Standards as defined by the Australian Accounting Standards Board (“Australian IFRS”) and is fully compliant with International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts in this MD&A are expressed in Australian dollars unless otherwise identified, and references to “$” are to Australian dollars.

This MD&A may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out in the company’s most recent Annual Information Form (“AIF”) under the section entitled “Risk Factors”. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Readers are also referred to the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A.

Overview

Allied Gold is a gold production company whose shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ALG”, on the Australian Securities Exchange under the symbol “ALD” and on AIM, a market operated by the London Stock Exchange plc under the symbol “AGLD”. Allied Gold’s major assets are its 100% owned Simberi gold project (the “Simberi Project”), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in Australian Solomons Gold Limited (“ASG”) which owns the Gold Ridge Gold Project (“Gold Ridge”) which is located on Guadalcanal Island in the Solomon Islands.

The Simberi Project

The Simberi Project is located in the Pacific Rim of Fire, one of the world’s proven and most prospective gold jurisdictions. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 (“ML 136”), which comprises 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km2 area under PNG exploration license 609 (“EL 609”) covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South). Sorowar in the north is by far the largest resource. Samat North, South and East lie to the south and while relatively small are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects lie within 2-3 km of each other. The project area also includes other less well defined prospects and anomalies.

The Simberi Project is the subject of a technical report (the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com.

The Gold Ridge Project

In November 2009, the Company acquired control of Australian Solomons Gold Limited (“ASG”).

ASG is an Australian-based mineral resource exploration company that was incorporated under the Australian Corporations Act on June 10, 2004. ASG converted its Australian legal status to a “public” company on April 4, 2006, which was confirmed by the ASIC on June 6, 2006. The general development of the business of ASG has focused entirely on the Gold Ridge project on the island of Guadalcanal in the Solomon Islands (the “Gold Ridge Project”). ASG holds the Gold Ridge Project through certain wholly-owned Australian and Solomon Islands subsidiaries.

ASG acquired the Gold Ridge Project in May 2005. The Gold Ridge Project consists of a mining lease that covers an area of 30 km2 and a prospecting license in the area surrounding the mining lease that covers an area of 130 km2. The mining lease is administered under a mining agreement between ASG and the Solomon Islands Government.

Prior to ASG acquiring the Gold Ridge Project, previous owners of the Gold Ridge Project had constructed a 2Mtpa open cut mine starting in 1997 and mined the Valehaichichi deposit commencing in August 1998. The Gold Ridge Project was eventually shut down in June 2000 by a subsequent owner as a result of escalating civil unrest in the Solomon Islands.  The Regional Assistance Mission to Solomon Islands (“RAMSI’) was created in 2003 in response to a request for international aid by the Governor-General of the Solomon Islands. RAMSI is a partnership between the people and Government of Solomon Islands and fifteen contributing countries of the Pacific region. RAMSI is helping the Solomon Islands to lay the foundations for long-term stability, security and prosperity – through support for improved law, justice and security; for more effective, accountable and democratic government; for stronger, broad-based economic growth; and for enhanced service delivery. The Australian government continues to support RAMSI, contributing in excess of $200 million per annum for various development and support initiatives.

During the 22 months that the Gold Ridge mine was actively operating, the total gold production amounted to approximately 210,000 ounces. The Gold Ridge Project has considerable infrastructure remaining from the previous operations, although major refurbishment is required to most of the plant and equipment at site. Mine site infrastructure includes workshops and warehouse, water supply, power generators and building, road access, tailings storage facility, and an on-site camp for 150 people which has recently been refurbished.

The Gold Ridge Projectis the subject of the “Technical Report”) entitled “Simberi Gold Project, Simberi Island, Papua New Guinea” dated September 25, 2009 prepared for Allied Gold by Stephen Godfrey and John Battista of Golder Associates Pty Ltd. and Phil Hearse of Battery Limits Pty Ltd., all of whom are independent qualified persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Technical Report has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under Allied Gold’s SEDAR profile at www.sedar.com.

Highlights for the year ended June 30, 2010

The following are the highlights of the Company’s operations and results for the year ended June 30, 2010:

Simberi Project

Oxide operations

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Operations at the Simberi Gold Oxide Project were impacted by continued unseasonal rainfall during the September quarter and a total of thirteen days lost production in December 2009 and January 2010 due to an illegal cease work order and cultural gorgor. The Simberi operation suffered a structural mechanical failure of its Scrubber Trommel processing equipment in the March 2010 quarter which resulted in eight days of lost production and lower gold recovery as CIL tank linings were recoated as part of a scheduled maintenance programme. Despite these operational constraints, the achievement of nameplate capacity for production plant throughput at around 2 Mtpa has provided further confidence that the 3 Mtpa oxide expansion plan will be delivered. The Simberi process plant is now exceeding name plate capacity and gold recoveries are exceeding design criteria, however the abnormally high rainfall experienced in the September limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade of 1.03 g/t to the processing plant. Mitigation strategies have been initiated to counter the impact of excessive rainfall in future periods.

•	Key operating statistics for the mining and processing activities for the period from 1 July 2009 to 30 June 2010 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	634,296
Ore mined	tonnes	1,981,500
Total mined	tonnes	2,615,796
Ore processed	tonnes	1,949,650
Grade	g/t gold	1.18
Recovery	%	87.9
Gold produced	ounces	64,327
Gold sold	ounces	63,980

Average realised gold price $ / oz	A$/oz US$/oz	1,136 999

Operating cash cost $ / oz	A$/oz US$/oz	823 729

•
Simberi is now an owner-operator mine, with the termination effective from 1 April 2010 of the Dry Hire contract between Simberi and civil contracting group Mine Site Construction Services (a related party).

•
The company has mobilised an additional 5 articulated dump trucks, 1 excavator and 2 bulldozers to increase mining rates in advance of the proposed oxide expansion initiatives and to maximise production during available working periods.  The full benefits of production and incremental cost reductions in mining rates will be seen in the September 2010 quarter.

Expansion and Debottlenecking Studies

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GR Engineering Services completed an independent assessment relating to the debottlenecking and optimisation of the existing process plant as well as a study to increase the plant capacity from its current nameplate capacity of 2 Mtpa to 3 Mtpa and possibly up to 5 Mtpa which should result in gold production being increased to approximately 100,000 ounces per annum and possibly 130,000 ounces per annum respectively.

•
This assessment was further developed into a PFS and has adopted a SAG mill in series with the existing ball mill as the processing route and includes two additional 2,500m3 agitated leach tanks and a tailings thickener.

•	Plant debottlenecking activities progressed throughout the year with the following activities being undertaken:

-	Scats crusher and conveying system installed and operational.
-	A second elution column now operational, larger Intertank screens installed to all CIL tanks.
-	Rope conveyor and ore delivery conveyors were upgraded to 600tph, conveyor rain covers installed.

-	SAG mill for the oxide expansion has been purchased.
-	Detailed civil design for leach tanks and lime slaker completed. Refurbishment of used lime slaking plant completed, design completed and tank and structural steel being procured.
-	Tenders for thickener received.
-	The underground high voltage electrical cables have been removed and earthworks for the CIL tank foundations are about to commence.

Remaining debottlenecking and optimisation works include the installation of larger agitator gear boxes and new wet ends for tanks 1, 2 and 3 which have been procured.

Simberi Sulphide Prefeasibility Study (PFS)

•	The Simberi Sulphide Prefeasibility Study is nearing completion and is due for release in the September 2010 quarter.

•
The identification of large oxide mineral resource overlying the sulphides has necessitated an additional review of the existing CIL oxide treatment plant capacity which is currently being expanded to 3Mtpa to consider an expansion to up to 5Mtpa.

•	Metallurgical test work has been substantially completed. As previously reported, process recoveries for sulphide ores via roasting on site of concentrate is approximately 82%.

•
The Resources estimates have been completed and the Reserve estimates and subsequent mining strategies and capital and operating cost are being generated, again in line with delivery of up to 5Mtpa of oxide ore.

•	Environmental studies including tailings and waste material disposal have been completed but are being reviewed further in line with higher oxide processing rate.

Exploration

•	The on-going drilling campaign during the year was designed to support the Sulphide and Oxide Expansion Studies based around the Pigiput and Pigibo deposits.

Gold Ridge Project

•	A$150 million refurbishment and redevelopment project was approved by the Board of Allied Gold.

•	Official ceremonies to mark the commencement of the redevelopment project were held in March 2010. Project works have commenced and are on schedule for first gold pour in March 2011.

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An EPC lump sum contract for A$64.3M was awarded to GR Engineering Services (GRES) for refurbishment and expansion of the process plant and ancillaries. Engineering design and drafting is well advanced, and procurement of long lead items has been completed.

•
GRES have mobilised to site and completed the removal of old equipment and key components (such as ore crushing and grinding) have been stripped for repair or refurbishment or exchange. Steel for three new additional leach tanks has arrived and erection of the tanks has commenced.

•	Construction equipment including cranes and mining fleet consisting of haul trucks, excavators, dozers and other road maintenance and heavy vehicle support arrived on site in May.

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Contract for mine camp refurbishment and expansion and landowner village resettlement housing was awarded. Camp refurbishment and installation of additional accommodation units is continuing and will provide for approximately 200 camp beds.

•	The Administration building was completed in May and is now fully equipped and operational with computing and internet facilities and communications installed.

•	The mine warehouse building has been completed.

•	The General Manager of Gold Ridge Mining Limited (GRML) was appointed and commenced duties on site in June. A Resettlement Manager has also been appointed.

•	Pre-operational manning in selected positions has commenced with a strong focus on employment and training of people from the Gold Ridge area.

•	The landowner resettlement program is on track as part of plans to gradually move local villagers. Fabrication of 300 resettlement houses – at the rate of 30 a month – has commenced.

•
In February dewatering commenced of the previously built Tailing Storage Facility. Pumping is on schedule and will result in reduced tailings levels by October to allow tailings placement to commence when operations restart.

•	Mining activities and the first deliveries of ore to ROM Stockpile expected in the December 2011 quarter. Operator training has commenced and construction related earthworks have commenced.

•
Tenders for power supply were issued, reviewed, and award is pending. The power station will be delivered as a buy-own-operate (BOO) by the contractor with 14 MW of installed capacity and base load requirement of 8.1 MW.

•
The Gold Ridge Geological Resource model was reviewed and a new Reserve estimate derived based on an assumed US$850/oz gold price increasing Gold Ridge’s Probable Reserves inventory by 134,000 ounces – or approximately a year of production.

•	Allied mobilised a reverse circulation (RC) drill to site in June to carry out pre-mining grade control and sterilisation drilling, as well as some near mine exploration.

•	Additional 130km2 of prospecting area under application.

Corporate

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On 17 September 2009, Allied Gold announced its offer to acquire the shares of Australian Solomons Gold Limited (“ASG”). On 23 February 2010, Allied completed the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG.  ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 and has ceased being a reporting issuer.

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On 12 November 2009, Allied Gold listed on the TSX as part of a successful capital raising completed during December 2009. A total of A$159M was raised from existing and new institutional shareholders with Allied Gold preserving its blue chip share register. The primary purpose of the funding was to redevelop the Gold Ridge mine in the Solomon Islands.

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In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of a contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $40 million.

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In July 2007, Allied Gold put in place 170,000 ounces of hedging as part of its Simberi project financing.  The majority of the hedging had been utilised or repaid prior to December 31, 2009 at which time 37,512 ounces of hedging remained. On February 26, 2010 Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging programme giving the Group full price participation in all future production from the Simberi gold mine in Papua New Guinea.

•
In March 2010, Allied negotiated Barrick (PNG)’s withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate $2.5 million payment to Barrick (PNG) with a further $3 million to be paid in July 2010 as either cash or Allied shares.  Barrick agreed to place its holding of Allied shares in escrow until 2012.

•
In June 2010, Allied secured a US$35 million debt facility with the International Finance Corporation. The facility is expected to be drawn down in the September 2010 quarter after the satisfaction by the Company of all conditions precedent. The 5-year facility has no principal repayments before November 2011 and no gold hedging required. Funds drawn down under the facility are to be applied to the funding of the redevelopment of the Gold Ridge project.

Highlights for the quarter ended June 30, 2010

PRODUCTION

Simberi Operations (PNG)
•	Gold production 18,109 ounces for quarter.
•	Total quarterly cash costs US$614/oz (A$695/oz). Mining volumes 793,679 tonnes.
•	Mill processing 544,317 tonnes.
•	Gold production 18,109 ounces.

DEVELOPMENT

Gold Ridge (Solomon Islands)
•	All construction contracts awarded, refurbishment activities continue. Tenders for contracted project power received pending award. Phase 1 mining fleet delivered.
•	Site infrastructure including accommodation, civil earthworks and operations building commenced.
•	Landowner resettlement on track.
•	Reserve optimisation increased mine life to 9 years, an increase of 134,000 ounces or 12%.
Simberi Operations (PNG)
•	Recent debottlenecking programme completed and production improvements reflected in quarter.
•	The SAG Mill for oxide expansion purchased and civil works for increased tankage commenced.
•	Simberi sulphide pre-feasiblity study and review of options to increase oxide plant throughput to 5 Mtpa due in September.
•	Additional earthmoving mining equipment mobilised to facilitate expanded plant mining rates.
EXPLORATION

PNG Exploration
•	Exploration drilling, both core and RC, totalled 7,080 metres.
•	Work concentrated on testing targets on the periphery of the Pigiput (PIG) and Pigibo (PBO) deposits and at the SE Sorowar and Botlu Prospects.
•	Better down hole intercepts received:

  SDH085  18m @ 3.69g/t Au from 173m in SU (PIG)
  RC1817  25m @ 2.13g/t from 5m in OX (PIG)
  SDH091  55m @ 1.23g/t from 119m in TR, SU (PBO)
  RC1813  24m @ 1.84g/t from 32m in OX, TR, SU (PBO).

SOLOMON ISLANDS Exploration
•	Mobilised RC rig to Gold Ridge.
•	Commenced building Exploration team.
•	Started line clearing for upcoming IP survey.
•	Application submitted for additional 130m² of ground.

RECENT AND SUBSEQUENT DEVELOPMENTS

Acquisition of Australian Solomons Gold Limited

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On September 16, 2009, Allied Gold announced a take-over bid (the “ASG Offer”) to acquire all of the issued and outstanding ordinary shares (the “ASG Shares”) of Australian Solomons Gold Limited (“ASG”) on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement (the “Implementation Agreement”) dated September 16, 2009 between Allied Gold and ASG. Allied Gold mailed a bidder’s statement/take-over bid offer and circular in respect of the ASG Offer (the “Bidder’s Statement/Offer and Circular”) to ASG’s shareholders on October 2, 2009. The Implementation Agreement and the Bidder’s Statement/Offer and Circular have been filed on SEDAR and are available under ASG’s profile at www.sedar.com.

•
On November 9, 2009, Allied Gold announced that all of the conditions of the ASG Offer had been satisfied or waived and that it had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 54,139,911 ordinary shares of Allied Gold to the holders of such ASG Shares.

•
On 25 November 2009, Allied Gold announced that at the annual general meeting of ASG on 24 November 2009, Mr Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Mr Frank Terranova, the Chief Financial Officer of Allied Gold, had been elected to the board of directors of ASG. Mr Peter Secker, an independent member of the board of ASG was re-elected as a director. Messrs Stephen Everett, John Bovard, Ian Burvill, T. Sean Harvey, and Hank Tuten withdrew their nominations for re-election as directors of ASG.

•
On 23 February 2010, Allied issued 4,022,832 of its own shares to complete the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG.

•
Allied Gold Limited took up 129,811,607 ASG Shares deposited under the ASG Offer, representing 100% of the issued and outstanding ASG shares, in consideration for which it issued an aggregate of 110,339,866 ordinary shares of Allied Gold to the holders of such ASG Shares.

•	All employee options, agent options and warrants issued by ASG Limited have been forefeited or redeemed.

•	ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 and has ceased being a reporting issuer.

Hedgebook close out

•
In July 2007, Allied Gold put in place 170,000 ounces of hedging as part of its Simberi project financing.  The majority of the hedging had been utilised or repaid prior to December 31, 2009 at which time 37,512 ounces of hedging remained.

•
On February 26, 2010 Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging programme giving the Company full price participation in all future production from the Simberi gold mine in Papua New Guinea.

•
The unwinding of the remaining hedges nine (9) months earlier than planned will now see the Company receive gold sales revenue at prevailing spot prices compared to US$700/oz receivable under the hedging program.

Legal action against Intermet

•
In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $40 million.

•
Interment have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

Purchase of Barrick (PNG)’s interest in Tatau Tabar joint venture

•
Allied negotiated Barrick (PNG)’s withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate $AUD2.5M payment to Barrick (PNG) with a further $A3M to paid in July 2010 as either cash or Allied shares.  Barrick agreed to place its holding of Allied in escrow until 2012.

Termination of Dry Hire Contract with Mine Site Construction Services Pty Ltd

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In April 2010, an agreement entered into with Minesite Constructions Services Pty Ltd, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment was terminated prior to its scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective 1 April 2010. The amount payable by the Group in consequence of the termination of the agreement is $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 has been recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

Loan Facility from International Finance Corporation

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In June 2010, Allied secured a US$35 million debt facility with the International Finance Corporation. The facility is expected to be drawn down in the September 2010 quarter once all conditions precedent have been met by the Company. The 5-year facility has no principal repayments before November 2011 and no gold hedging required. Funds drawn down under the facility are to be applied to the funding of the redevelopment of the Gold Ridge project.

OUTLOOK

Simberi Project

The detail of the Simberi Sulphide Pre-feasibility Study and expansion options for the Simberi oxide circuit is due in September 2010. The aim being to increase gold production from the oxide ores, access sulphides faster and deliver incremental expansion synergistic with the needs of sulphide development.

Gold Ridge Project

Development of the 120,000 ounce per annum Gold Ridge mine is fully funded with Allied’s cash at bank and the IFC loan. Pre-development continues with first gold expected during the March 2011 quarter.

Construction activities are anticipated to accelerate in the September quarter with the installation of three additional leach tanks and the commencement of the thickener. The tailings detoxification tank will also be scheduled for completion in September as will the reestablishment of power lines and associated infrastructure. The refurbishment of the SAG mill will be approximately 50% completed by the September quarter.

Mining activities will also increase with operator training being undertaken and the completion of starter pit designs for Valehaichichi and Namachamata pits.

Exploration

Simberi near term exploration continues to focus on various sulphide mineralisation targets around the Botlu and Samat areas. The Inferred Sulphide resource under the Sorowar open pit will also be targeted.

Additional emphasis will also now be towards increasing the Oxide resources to underpin future mine life to support the oxide plant expansion initiatives.
At Tatau Island, mobilisation of crew and equipment is scheduled for early in the September quarter. Diamond drilling is planned for five prospects, with an IP geophysical target at Mt Letam the first to be tested.

At Gold Ridge, a company-owned drill rig is onsite and is focused on sterilisation and grade control activities as well as the commencement of broader exploration initiatives.

The company’s senior geological consultant conducted an extensive review of past exploration activities in the Solomon Islands with a view to identifying highly perspective copper gold mineralised prospects.  An application for a prospecting licence is under consideration for an additional 130km². On granting, the company will hold over 250km² of exploration tenements in largely under explored greenfields exploration areas.

RESULTS OF OPERATIONS

Cash position as at June 30, 2010

Allied Gold’s cash position as at June 30, 2010 was $85,525,391 in available cash and cash equivalents, compared with $20,529,979 as at June 30, 2009. The increase was as a result of the equity raising undertaken by the Company in December 2009.  Allied Gold intends to use the remaining net proceeds from the equity raising  for the redevelopment of the Gold Ridge Project in the Solomon Islands which it acquired through its acquisition of ASG.

Quarter ended June 30, 2010  as compared to quarter ended June 30, 2009

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the Quarter and the Previous Quarter:

Key financial statistic	3 months ended June 30, 2010 $	3 months ended June 30, 2009 $
Sales revenue	19,557,066	15,979,788
Gross margin	(223,861)	(1,044,828)
Corporate expenses	(2,950,462)	(600,720)
Share based remuneration	(8,804)	-
Financial expenses	(3,331,213)	(1,195,776)
Gain on Acquisition	36,666,786	-
Other expenses /(income)	5,929,941	1,234,631
Profit / (loss) for the period	36,082,387	(1,606,693)

Cashflow from operations	5,263,966	(3,874,614)
Cashflow from investing activities	(21,582,742)	(6,525,156)
Cashflow from financing activities	(618,263)	756,825
Net cashflow	(16,937,039)	(9,642,945)

Key operating statistic	Unit of measure	3 months ended June 30, 2010	3 months ended June 30, 2009
Waste mined	tonnes	241,259	57,248
Ore mined	tones	552,420	461,569
Ore processed	tones	544,317	462,471
Grade	grams of gold/tonne	1.19	1.27
Recovery	%	89.3	88.7
Gold produced	ounces	18,109	16,739
Gold sold	ounces	16,526	15,478

Allied Gold reported revenue of $19,557,066 and a net profit of $36,082,387 or 34.68 cents per share for the Quarter, compared with revenue of $15,979,788 and a net loss of $1,606,693 or 0.3 cents per share for the prior corresponding quarter ended June 30, 2009 (the “Previous Quarter”).

The results for the Quarter (June 2010) as compared to the Previous Quarter (June 2009) reflect the following:

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Gold production of 18,109 oz in the Quarter represented an increase of approximately 8% over gold production of 16,739 oz in the Previous Quarter. The increase in gold produced was primarily attributable to increased mining and processing volumes. The higher achieved mining and processing volumes were particularly pleasing and reflect the positive impact of the ongoing debottlenecking initiatives on the Simberi project.

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Whilst mining and processing volumes for the Quarter exceeded the volumes achieved in the Previous Quarter, lower mine head grade of 1.19 g/t in the Quarter compared to 1.27 g/t in the Previous Quarter resulted in relatively lower gold being produced from a higher process plant throughput. The improved mining and processing throughput was principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. Whilst the head grade achieved in the Quarter is in line the anticipated average life of mine grade, management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
Gold sales of 16,526 oz in the Quarter were at an average realized price of $1,346 /oz (US$1,186 /oz) before hedge related accounting adjustments and represented an increase of approximately 7% over gold sales of 15,478 oz in the Previous Quarter which were at an average realized price of A$929 oz (US$714 / oz). The higher average realised price reflects both higher prevailing spot price of gold during the Quarter compared to the Previous Quarter and the Company’s increased participation in the spot price following the close out of its hedge book in February 2010.

•
An increase in corporate expenses from $600,720 in the Previous Quarter to $2,950,462 in the Quarter. The increase in corporate expenses during this period reflects the establishment of the corporate support and communications infrastructure necessary to support the expanded Group following the acquisition of ASG, the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company in December 2009 and legal costs incurred in relation to the Intermet litigation.

•
In the Quarter, the Group recorded a gain of $36,666,786 in relation to the acquisition of Australian Solomons Gold Limited. This gain represents the excess of the fair value of net assets acquired over the consideration paid by the Company to complete the acquisition. The Company’s accounting for the acquisition is considered in more detail on page 19 of this analysis.

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In the Quarter, Allied Gold reported a net decrease in cash and cash equivalents of ($16,937,039) compared to a net decrease of ($9,642,945) in cash and cash equivalents in the Previous Quarter. The increased cash flow usage in the Quarter was primarily due to:

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Cash generated by operating activities of $5,263,966 in the Quarter compared to the Previous Quarter cash used by operating activities of ($3,874,614) due to higher realized AUD gold sales proceeds. Resulting form a significantly higher realized gold proceeds following the close out of the hedge book in February 2010.

•	Cash used by investing activities increased from ($6,525,156) in the Previous Quarter to ($21,582,742) in the Quarter due primarily to:

•
Increased expenditure totaling $19,962,564 on property, plant and equipment in the Quarter in relation to (i) debottlenecking and optimization initiatives on Simberi Island of $2.4 million (ii) expenditure of $4.2 million on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island (iii) capital expenditure on the Gold Ridge redevelopment project of $13.4 million relating primarily to the purchase of mobile equipment. If capital accruals of approximately $7.5 million are taken into account, the total capital expenditure on the Gold Ridge project for the quarter was $20.9 million.

•	Simberi Development and exploration and evaluation expenditure totaling $1,620,178 in relation to ML136.

Twelve months ended June 30, 2010 as compared to Year ended June 30, 2009

The tables below summarise the key financial and operating statistics for Allied Gold’s mining and processing activities for the Year ended June 30, 2010 (Year),  the Year ended June 30, 2009 (Previous Year) and the year ended June 30, 2009:

Key financial statistic	Year ended June 30, 2010 $	Year ended June 30, 2009 (restated) $
Sales revenue	67,555,369	77,467,668
Gross margin	(2,734,171)	11,031,019
Corporate expenses	(14,773,680)	(7,545,907)
Share based remuneration	(6,828,559)	(4,130,120)
Financial expenses	(5,996,122)	(3,396,437)
Other expenses /(income)	40,561,347	5,340,236
Loss for the period	10,228,815	(7,071,651)

Cashflow from operations	(20,509,398)	21,563,200
Cashflow from investing activities	(63,800,604)	(24,402,510)
Cashflow from financing activities	148,677,057	22,963,380
Net cashflow	64,367,055	20,124,070

Key operating statistic	Unit of measure	Year ended June 30, 2010	Year ended June 30, 2009
Waste mined	tonnes	634,296	199,746
Ore mined	tonnes	1,981,500	1,708,765
Ore processed	tonnes	1,949,650	1,654,149
Grade	grams of gold/tonne	1.18	1.64
Recovery	%	87.9	83.2
Gold produced	ounces	64,327	72,609
Gold sold	ounces	63,980	69,886

Allied Gold reported revenue of $67,555,369 and a net profit of $10,228,815 or 1.31 cents per share for the Year, compared with revenue of $77,467,668 and a net loss of $(7,071,651) or (1.65) cents per share for the Previous Year ended June 30, 2009. The prior period loss of (($7,071,651) has been restated for the effect of a change in accounting policy in relation to cashflow hedges. The change in policy resulted from a change in accounting standards. The nature and impact of the change in accounting policy is more fully described on page 21 of this analysis.

The results for the Year as compared to the Previous Year reflect the following:

•
Gold production of 64,327 ounces in the Year represented a decrease of approximately 18% compared to gold production of 72,609 ounces in the Previous Year.  The  lower level of production was due to a number of factors including:

-
Thirteen lost days of production as a result of an illegal cease work order which directly impacted gold production in December 2009 and January 2010 and eight days lost production resulting from a structural mechanical failure of Scrubber Trommel processing equipment at the Simberi operations during the March 2010 quarter.

-
The results for the Year as compared to the Previous Year also reflect a lower level of production due to unseasonal weather conditions which directly impacted production. During the first quarter of the Year, abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade of 1.03 g/t to the processing plant. As previously disclosed, mitigation strategies have been initiated to counter the impact of excessive rainfall in future periods.

•
Gold sales of 63,980 ounces in the Year were at an average realized price of $1,136 oz (US$999 /oz) before hedge related accounting adjustments and represented a decrease of approximately 8% from gold sales of 69,886 oz in the Previous Year which were at an average realized price of A$1,086/oz (US$783/oz). Revenue from gold sales decreased by $9,912,299 or approximately 13% due primarily to the lower volume of gold sold.

•
Whilst mining and processing volumes for the Year exceeded the volumes achieved in the Previous Year, lower mine head grade of 1.18 g/t in the Year compared to 1.64 g/t in the Previous Year resulted in lower gold being produced from a higher process plant throughput. The improved mining and processing throughput was principally as a result of the Company’s ongoing debottlenecking and optimisation initiatives. Management continues to assess and adjust mine planning and mining fleet requirements going forward.  In particular, additional mining equipment has been mobilised to site to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•
As a direct consequence of achieving nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs.  In particular, costs increased to $791/oz (US$701/oz) for the Year, compared to $651/oz (US$490/oz) for the Previous Year. As production returns to normalized levels, a corresponding reduction in costs will occur throughout future periods.

•
An increase in corporate expenses from $7,545,907 in the Previous Year to $14,773,680 in the Year. The increase in corporate expenses during this period was primarily the result of expenditure of approximately $1.8 million incurred in relation to the acquisition of ASG which the Group was required to expense through the income statement pursuant to a change in accounting standards that became operative from 1 July 2009. In addition, corporate costs for the Year reflect the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising undertaken by the Company during the Quarter. During the Year costs, including legal costs, were incurred in relation to the Intermet litigation and in relation to the listing of the Allied Gold Group on the TSX.

•
In the Year, the Group recorded a gain of $36,666,786 in relation to the acquisition of Australian Solomons Gold Limited. This gain represents the excess of the fair value of net assets acquired over the consideration paid by the Company to complete the acquisition. The Company’s accounting for the acquisition is considered in more detail elsewhere in this analysis.

•	In the Year the Group incurred share based remuneration expense of $6,828,559 in relation to options issued to Directors and employees compared to $4,130,120 in the Previous Year.

•
During the Year the Company realized gains of $1,006,313 on the sale of shareholdings in listed companies. In the Previous Year, the Company recorded an impairment loss of $1,214,402 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period.

•
Included in finance costs for the Year is a loss of $2,891,037 on the termination of a finance lease that had been entered into with Minesite Constructions, a related party. The loss represents the difference between the amount paid to extinguish the liability under the agreement and the carrying value of the liability at the time of the termination of the agreement.

•
In the Year, Allied Gold reported a net increase in cash and cash equivalents of $64,995,412 compared to a net increase of $20,375,799 in cash and cash equivalents in the Previous Year. The increased cash flow generation in the Year was primarily due to:

•	Proceeds from equity raisings of $149,609,605 (net of capital raising costs) in the Year compared to $39,808,621 in the Previous Year.

•	Cash used by operating activities of ($20,509,398) in the Year compared to cash generated from operating activities of $21,563,200 in the Previous Year due to:
-	Lower realized AUD gold revenue in the Year due to lower volumes of gold sold as identified above.
-	Increased cash costs incurred per ounce of production due to lower head grades in the Year.
-
During the Year the Company made net payments of ($17,826,546) relating to the close out of the Group’s gold hedging commitments; in the Previous Year the Company generated cash of $5,144,710 from a restructuring of the Group’s hedge book.

-	A significant increase in corporate costs during the Year as discussed above.

•	Cash used by investing activities increased from ($24,402,510) in the Previous Year to ($63,800,604) in the Year due primarily to:
-
Expenditure of $52,105,472 on property, plant and equipment in relation to (i) debottlenecking and optimization initiatives on Simberi Island of $4.2 million (ii) $5.4 million on the upgrade of the Simberi mobile equipment fleet (iii) other capital Simberi capital expenditure of $8.3 million and (iv) capital expenditure on the Gold Ridge redevelopment project of $34.2 million including $ 19.1 million for the purchase of mobile equipment.

-
During the Year exploration and evaluation expenditure totaling ($9,544,311) was incurred compared to ($4,353,494) in the Previous Year. Expenditure in the current Year includes payment of a $2,500,000 deposit on the purchase of Barrick’s interest and $7.1 on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island.

-
Expenditure of ($6,915,672) was incurred during the year on development expenditure compared to ($7,205,878) in the Prior Year. This expenditure related primarily to activities undertaken on ML136 on Simberi.

Finance Activities, Liquidity and Capital Resources

Allied Gold’s cash position as at June 30, 2010 consists of $85,525,391 in available cash and cash equivalents.

During the years ended June 30, 2007 through 2010, the Company has principally funded its activities through equity raisings. The Company did not undertake any equity raising during the Quarter or in the Previous Quarter.

The Company’s financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Redevelopment Project. The Company’s material financial commitments and contingent liabilities as of June 30, 2010 are as follows:

•
Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of $2,129,368.

•	Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of $3,904,987.

•
A required expenditure of $900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of EL 609 or when application for a mining licence is made and have not been provided for in the accounts.

•	Capital expenditure commitments of $65,774,434 for the Gold Ridge Project, $232,388 for Simberi expansion and debottlenecking projects and $153,090 for the Simberi Sulphide pre-feasibility study.

Summary of Quarterly Results

	30 Jun 10 $	31 Mar 10 $	31 Dec 09 $	30 Sep 09 $
Revenue	19,557,066	14,857,132	17,151,610	15,989,561
Income / (loss) for the quarter	36,082,387	(3,437,893)	(16,443,427)	(5,972,342)
Income / (loss) per share – basic	34.68	(0.33)	(2.78)	(1.26)
Income / (loss) per share – diluted	34.68	(0.33)	(2.78)	(1.26)

Financial and Other Instruments

In the normal course of its operations, Allied Gold is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Company may enter into transactions which make use of both on and off balance sheet derivatives. Allied Gold does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by: (i) safeguarding the Company’s core earnings stream from its major asset through the effective control and management of financial risk; (ii) effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures; and (iii) ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates.

 In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Company’s financing facilities and sustaining capital.

Pursuant to a US$25 million financing facility the Company utilized for the construction of the Simberi Project, Allied Gold was required by its lenders to enter into a hedging program to provide comfort to its lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility. In February 2010 the Company settled its remaining hedge obligations totaling 37,512 ounces of gold through the pre delivery of gold into those hedging contracts. The payback for the retirement of the hedge book is approximately 6 months based on current gold prices.

For accounting purposes the “Effective Hedge” component of the mark to market amounting to USD9.5 million is recorded in the Hedge Reserve in equity and will remain in equity and be recognised when the forecast transactions that they were hedging are recognised in the income statement. The “Ineffective Hedge” component of the mark to market per the above table had been recognised directly in the income statement progressively up to, and including, 26 February 2010.

The Effective Hedge component of the mark to market will be amortised to the income statement over the following timeframe:
Quarter ending	Hedging loss to be amortised to income statement USD

30 September 2010	2,738,137
31 December 2010	2,167,794
4,905,931

As at the date of this analysis, the Company’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, Solomon Islands dollar and the United States Dollar. During the quarter, the Company entered into some intra quarter forward exchange contracts to hedge known commitments in Papua New Guinea Kina. There were no outstanding forward exchange contracts as at 30 June 2010.

The Company’s main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the Quarter.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis. The majority of the Company’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

The Company is exposed to counterparty risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to two reputable banking institutions. All significant cash balances are on deposit with banking institutions that are members of highly rated major Australian banking groups. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at June 30, 2010.

Related Party Transactions

Remuneration (including fees and the issue of share options) was paid or is payable to the directors of the Company in the normal course of business. In addition, the Company had the following related party transactions during the Quarter:

•
Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold, is also a director and shareholder of Mineral Commodities Limited, which provides Allied Gold with certain services, including accounting, clerical, secretarial and fully serviced office accommodation. Amounts paid to Mineral Commodities Limited were $nil in the Quarter, $nil in the Previous Quarter and $26,308 in the year ended June 30, 2009.

•
Mr. Caruso is also a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment under a Dry Hire Agreement. Amounts paid or payable to MineSite Construction Services Pty Ltd. were $8,499,060 in the Quarter, $1,775,317 in the Previous Quarter and $7,579,177 in the year ended June 30, 2009. The amount of $8,473,042 paid or payable in respect of the Quarter relates to charges payable on the early termination of the Dry Hire Agreement effective April 1, 2010. Of this amount, $7,864,847 was payable to MineSite Construction Services Pty Ltd as at June 30, 2010.

•
Mr Mark Caruso provided his services as Executive Chairman / Chief Executive Officer through a corporate entity. The aggregate amount of transactions with this entity during the quarter was $156,688 in the Quarter, $87,500 in the Previous Quarter and $360,600 in the year ended June 30, 2009.

•
Mr Greg Steemson provided his services as a Director through a corporate entity. The aggregate amount of transactions with this entity during the quarter was $33,750 in the Quarter, $36,520 in the Previous Quarter and $134,075 in the year ended June 30, 2009.

•
Mr Peter Torre provided his services as Company Secretary through a corporate entity. The aggregate amount of transactions with this entity during the quarter was $36,250 in the Quarter, $21,000 in the Previous Quarter and $76,000 in the year ended June 30, 2009.

Director options and shareholdings

During the quarter there were no changes in Company shares or options held by Directors.

On November 11, 2009, Allied Gold held an annual general meeting of its shareholders at which shareholders approved the issuance of 39,000,000 options exercisable to acquire ordinary shares of the Company as follows:

•
25,000,000 options to be issued to Mark V. Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 10,000,000 options on November 11, 2010, 10,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 5,000,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010;

•
12,500,000 options to be issued to Frank Terranova, the Chief Financial Officer and a director of Allied Gold Limited exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 5,000,000 options on November 11, 2010, 5,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 2,500,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010; and

•
1,500,000 options to be issued to Montague House, a non executive director of Allied Gold Limited exercisable at a price of A$0.35 per ordinary share until December 31, 2011 and vesting as to 1,000,000 options immediately upon issuance and 500,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 for five consecutive trading days.

The following tables set out the key variables used in assessing the fair value of the above options at their issue date:

Non Executive Director options issued 11 November 2009 (M House)

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

1  Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Executive Director options issued 11 November 2009 (F Terranova and M Caruso)

	Tranche A options[1]	Tranche B optionsg[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013 [4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

1  Tranche A – vest on grant date.

2  Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

3  Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

4  In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Accounting for Acquisition of ASG

(a)	Summary of business combination

On 24 November 2009, Allied Gold Limited obtained control of Australian Solomons Gold Limited (“ASG”), the owner of the Gold Ridge gold project in the Solomon Islands. As at 30 June 2010 ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $Nil and a net loss of $1,571,144 to the Group for the period from 1 December 2009 to 30 June 2010. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows :

$

Consideration paid by the Company - Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	41,929,149

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at 24 November 2009 of $0.38 per share.

(b)	Assets and liabilities acquired

The table below summarises the provisional acquisition fair values assigned to assets and liabilities recognised as result of the business combination:

Acquisition fair value $
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)

Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c)	Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in profit or loss and in operating cash flows in the statement of cash flows.

(d)	Gain on acquisition

A gain on acquisition or bargain purchase was recognised in profit or loss as a result of the acquisition as follows:

$

Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)

Gross gain on acquisition	(41,554,851)

Less impairment loss on shares held in acquiree prior to gaining control	4,888,065

Gain on acquisition recognised in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non controlling interest with a fair value of $1,290,667. The non controlling interest was acquired during the period by the company in exchange for shares in Allied Gold Limited at with a fair value of $1,290,667.

Significant Accounting Policies and Estimates

All costs associated with exploration, evaluation and development of ML 136 and EL 609 have been capitalized as these costs are expected to be recognized through the successful development and exploitation of the Simberi Project. The carrying value of non-current assets is reviewed regularly to ensure the expected net Simberi Project cash flows exceed the carrying value. Exploration costs on all projects are capitalized provided the conditions and tests for capitalization, contained within Australian IFRS accounting standards, are met.

The consolidated financial statements of the Company have been prepared in accordance with Australian IFRS. A description of Allied Gold’s significant accounting policies is included in Note 1 to the audited consolidated financial statements of Allied Gold for the year ended June 30, 2009. Management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each period represented and in the disclosure of commitments and contingencies. Management considers the following are the accounting policies which reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	The exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	At the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

•
Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement

•	Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

Development Expenditure

When proved reserves are determined and development is justified, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

Foreign Currency

Foreign currency transactions are translated into Australian dollars at exchange rates prevailing at the dates of such transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the rate of exchange prevailing on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates prevailing at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Change in accounting policy
On 1 July 2009 AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement became effective and required the Group to amend its accounting policy for cash flow hedges to exclude time value from the one sided hedge risk when designating options as hedges. This has had the effect of requiring the time value component of the mark to market value of options forming part of a cash flow hedge to be recorded directly in the statement of comprehensive income. AASB2008-8 requires the restatement of comparative information.

The following adjustments were made to the statement of financial position as at 1 July 2008:

	Notes	30 June 2008 $	Increase / (Decrease) $	1 July 2008 (restated) $

Accumulated losses		(16,030,754)	(2,685,864)	(18,716,618)

Reserves – cash flow hedging reserve		(22,073,514)	2,685,864	(19,387,650)

The following adjustments were made to the statement of financial position as at 30 June 2009:

	30 June 2009 $	Increase / (Decrease) $	1 July 2009 (restated) $
Balance sheet (extract)

Derivative financial instruments - assets	2,711,759	648,537	3,360,296

Derivative financial instruments - liabilities	15,946,935	3,813,827	19,760,762

Net assets	150,040,483	(3,165,290)	146,875,193

Accumulated losses	(24,257,420)	(1,530,849)	(25,788,269)

Reserves – cash flow hedging reserve	(8,068,638)	(1,634,441)	(9,703,079)

Total equity	150,040,483	(3,165,290)	146,875,193

Profit for the year ended 30 June 2009 changed as follows:

	Notes	30 June 2009 $	Increase / (Decrease) $	1 July 2009 (restated) $
Income statement (extract)
Unrealised losses on derivatives		(21,828)	1,155,015	1,133,187
Loss after tax attributable to members of Allied Gold Limited		(8,226,666)	1,155,015	(7,071,651)

Basic earnings per share		(1.92)	0.27	(1.65)

Diluted earnings per share		(1.92)	0.27	(1.65)

Outstanding Securities Data

At the date of this MD&A, the Company has issued and outstanding an aggregate of 1,040,032,142 ordinary shares and 76,886,927 options to acquire ordinary shares. No other securities of Allied Gold are issued or outstanding. Details of movements in Company’s outstanding options during the Year ended June 30, 2010 are as follows:

Exercise Price(iv)	Maturity(v)	Options outstanding at July 1 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding June 30 2010

$0.50 options	31/10/2009	180,000		(180,000)		-
$0.45 options	31/12/2009	3,400,000		(3,400,000)		-
$0.80 options	31/12/2010	1,000,000				1,000,000
$1 options	31/12/2010	1,000,000				1,000,000
$1.25 options	31/12/2010	1,000,000				1,000,000
$1.50 options	31/12/2010	1,000,000				1,000,000
$2 options	31/12/2010	1,000,000				1,000,000
$0.35 options(i)	31/10/2011	36,325,000		(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427				1,699,427
$0.35 Options(ii)	31/12/2011	-	1,500,000			1,500,000
$0.50 Options(iii)	31/12/2013	-	37,500,000			37,500,000
$0.50 options	31/12/2013	-	1,175,000			1,175,000
		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Notes:
(i)	Of the 30,102,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(ii)	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.

(iii)
Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 t0 31 December 2010.

(iv)	The weighted average exercise price of all options outstanding at the end of the period was $A0.49.

(v)	The weighted average time to expiry of all options outstanding at the end of the period was 2.37 years.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company is continuing to review and develop appropriate disclosure controls and procedures and internal controls over financial reporting for the nature and size of the Company’s business.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to the Company’s senior management to allow timely decisions regarding disclosure. Access to material information regarding the Company is facilitated by the small size of the Company’s senior management team and workforce. The Company is continuing to develop appropriate DCP for the nature and size of the Company’s business.

Internal Controls over Financial Reporting

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Australian IFRS. The Board is responsible for ensuring that management fulfills its responsibilities in this regard. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. The Chief Executive Officer and Chief Financial Officer, with participation of the Company’s management, have concluded that there were no material weaknesses at the end of the Quarter or changes to the Company’s internal controls during the Quarter which have materially affected, or are considered to be reasonably likely to materially affect, the Company’s ICFR.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risk factors

The Company is subject to a number of risk factors could adversely affect the Company’s future business, operations and financial condition. For a discussion of risk factors which could affect the Company, see the Company’s Annual Information Form available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains “forward-looking statements” which may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this short form prospectus and the documents incorporated by reference herein. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.